FOR IMMEDIATE RELEASE
AutoChina International Announces Preliminary Unaudited Financial Results for its
Fourth Quarter Ended December 31, 2009

Shijiazhuang, Hebei Province, China – February 11, 2010 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest one-stop commercial vehicle sales, leasing, and support network, today announced preliminary unaudited financial results for its fourth quarter ended December 31, 2009. The audit of the Company's consolidated financial statements as of and for the year ended December 31, 2009 has not been completed and changes to the preliminary results may occur during the completion of the Company's audit. The fully audited financial results through December 31, 2009 will include results from the Company’s former consumer automotive dealership business, which was sold in December 2009, as a discontinued operation.  AutoChina’s results for the first nine months of 2009 accounting for the consumer automotive dealership business as a discontinued operation are included in the Company’s Registration Statement on Form F-3, which was filed on February 1, 2010 with the Securities and Exchange Commission.  A copy of this document is available at:
http://www.sec.gov/Archives/edgar/data/1417370/000114420410004774/v172774_f3.htm.

AutoChina leased 7,564 commercial vehicles in 2009, including 3,275 in the fourth quarter of 2009.  The Company achieved quarter–over–quarter increases throughout the year, with the fourth quarter representing a 29% sequential increase from the third quarter of 2009.  AutoChina leased these commercial vehicles through a network of 157 branches located throughout mainland China at the end of 2009. These branches cost approximately USD$10,000 to open, hold no inventory, are linked to the Company’s central headquarters, and serve as a base for local grass roots marketing.

For the fourth quarter of 2009, the Company believes revenue from its commercial vehicle sales and leasing business (the continuing operations) will be between $147 million and $152 million, gross profit between $15.0 million and $17.0 million, and net income from continuing operations between $7.8 million and $8.8 million.

Selected Estimated Financial Results From Continuing Operations
(unaudited) ($ in millions)

For the three months ended December 31, 2009
Total Revenue	$147 – $152
Gross Profit	$15.0 – $17.0
Net Income from Continuing Operations	$7.8 – $8.8

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February 11, 2010

Additionally, an estimated gain of between $5.5 and $6.0 million (net of taxes) will be recognized in the fourth quarter from the sale of the Company’s former consumer automotive dealership business, which is now classified as a discontinued operation. Furthermore, an estimated $4.0 to $4.5 million will be recognized in the fourth quarter as net income from discontinued operations.

The results in this press release are preliminary, and are subject to the completion of the annual audit of the Company's financial statements.

About AutoChina International Limited:
AutoChina International Limited is China’s largest one-stop commercial vehicle sales, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  The Company owns and operates over 150 commercial vehicle financing centers in China; and primarily provides sales-type leasing for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts and are indentified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from those anticipated at the time the forward-looking statements are made. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile or commercial vehicle industry;

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February 11, 2010

•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT At the Company	Investor Relations:
Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@autochinaintl.com	The Equity Group Inc. Adam Prior Vice President (212) 836-9606 / aprior@equityny.com